SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CTM MEDIA HOLDINGS, INC.
(Name of Subject Company (Issuer))

CTM MEDIA HOLDINGS, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

Class A – 22944D 104
Class B – 22944D 203
(CUSIP Number of Class of Securities)

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907
(203) 323-5161
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dov T. Schwell, Esq. c/o Outside Counsel Solutions 1430 Broadway, Suite 1615 New York, NY 10018 (646) 328-0795

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

                On November 6, 2009, CTM Media Holdings, Inc., a Delaware corporation issued a press release announcing its intention to commence a tender offer to purchase up to thirty percent of its outstanding common stock.  CTM Media Holdings intends to offer to purchase up to an aggregate of 2,790,013 shares of its Class A common stock, $0.01 par value per share, and Class B common stock, $0.01 par value per share, for a maximum price of $3,069,014.  The press release, which is attached as an exhibit to the Schedule TO, does not constitute an offer to any stockholders.

 The tender offer has not commenced.  Neither the press release, nor this filing on Schedule TO constitutes an offer to any stockholder.  CTM Media Holdings will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the tender offer.   CTM Media Holdings stockholders should read the tender offer documents when they become available because they will contain important information.  Stockholders will be able to get the tender offer documents without charge from the website of the Securities and Exchange Commission at www.sec.gov after these documents are filed.

Stockholders will also be able obtain the tender offer documents from CTM Media Holdings without charge by directing a request to CTM Media Holdings, Inc., 11 Largo Drive South, Stamford, Connecticut 06907, Attention: Investor Relations, Telephone: (203) 323-5161.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Press Release of CTM Media Holdings, Inc., dated November 6, 2009.